UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of:  June, 2008

Commission File Number:  021-45147

OPTI CANADA INC.

(Translation of registrant’s name into English)

2100, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 4H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐     Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐    No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable.

SIGNATURES

                           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2008	OPTI CANADA INC.

	By:	/s/ David Halford
	Name:	David Halford
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated June 12, 2008 - OPTI Canada and AERI Collaborate on Innovative CO(2) Solutions